

September 9, 2019

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda MD 20814

> **Re: HF Enterprises Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 12, 2019**
> **CIK No. 0001750106**

Dear Mr. Heng Fai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed August 12, 2019

Prospectus Summary, page 1

1.   We note your response to comments 1 and 2 of our letter dated December 10, 2018. Please note that we have referred your response to the Division of Investment Management for further review, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Risk Factors
Our international operations expose us to additional legal and regulatory risks..., page 20

2.   We note your response to comment 7 of our letter. Please address risks associated with
        international regulations that specifically impact your business. Please also revise your
        business section as appropriate to address regulations that impact your business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Real Estate Assets, page 33

3.   We note your response to prior comment 19. Please revise your disclosure on page 35 to
        reconcile the line item Construction-Sold Lots with the line item Cost of Sales for the
        Property Development segment on page F-74. This comment also applies to the interim
        financial statements.

Digital Transformation Technology, page 53

4.   We note your response to comment 26 of our letter and we reissue our comment in
        part. Please provide more detailed disclosure regarding the business of and services
        provided by HotApp Blockchain and describe the stage of development of its blockchain
        technology. Please clarify whether this entity is continuing to create digital assets and how
        these assets are being used. Please also disclose any related business risks and challenges,
        including any known trends or uncertainties that are reasonably expected to have a
        material impact on results of operations or financial condition

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-3

5.   Please provide to us additional details regarding the nature of and the accounting for the
        Gain on Disposal of Subsidiary and the guidance upon which you relied.

Report of Independent Registered Public Accounting Firm, page F-42

6.   Please revise to include the date of the accountants' report. Refer to Rule 2-02 (a) (1) of
        Regulation S-X.

Consolidated Statements of Stockholder's Equity, page F-45

7.   Please provide to us additional details regarding the nature of and the accounting for
        Unrealized Gains Reclassification and the Shares Issued in Exchange Agreements and the
        guidance upon which you relied.

Basis of Presentation and Principles of Consolidation, page F-50

8.   We note your disclosure that the acquisitions of Heng Fai Enterprises and Global eHealth
        were accounted for prospectively as of October 1, 2018 instead of as of January 1, 2017.
        Please tell us how you considered ASC 805-50-45.

9.   We note your tabular disclosure of the entities that you have consolidated. Please tell us
your basis for consolidating those entities in which your attributable interest is no more
than 50% and the guidance upon which you relied. This comment also applies to the
interim financial statements.

10.   We note your response to prior comment 40 relating to the accounting for the acquisition
of Hengfai Asset Management Pte. Ltd. and SeD Intelligent Home Inc. Please revise your
disclosure on page F-50 to disclose this information. This comment also applies to the
interim financial statements.

Note 3. Summary of Significant Accounting Policies
Real Estate Assets, page F-55

11.   We note your response to prior comment 37 and your disclosure of capitalized interest.
Please revise to disclose the amount of other costs capitalized described on page F-55.
This comment also applies to the interim financial statements.

Note 12. Related Parties Transactions
Notes Payable, page F-79

12.   We note your response to prior comment 30 that you received the confirmation from the
debtor that the loan needs not to be paid within one year. Please revise Note 12 to disclose
this information. This comment also applies to the interim financial statements.

13.   Please reconcile the amount of notes payable to related parties on page F-79 with the
balance sheet.

Note 3. Equity, page F-81

14.   We note your response to prior comment 41 relating to the $1,107,039 merger reserve.
Please revise to clarify whether this reserve had any impact on assets, liabilities and net
income (loss) and if so explain why.

15.   Please provide to us additional details regarding the Capital Gain from Merger Under
Common Control presented in the statement of stockholders' equity, how you accounted
for this item and the guidance upon which you relied. Also, clarify whether this reserve
had any impact on assets, liabilities and net income (loss) and if so explain why.

16.   Please revise to include the disclosure required by ASC 220-10-45-14A relating to
accumulated other comprehensive income. This comment also applies to the interim
financial statements.

Note 15. Investments Measured at Fair Value, page F-85

17.   We note your response to prior comment 42. We reissue our prior comment in its entirety as it relates to each investment included in "Investment securities- Fair Value Option" disclosed on page F-85. This comment also applies to the interim financial statements.

Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

18.   We note that you have entered into various agreements with M&T Bank as referenced on page 51. Please file these agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe these agreements are not material.

You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon, Senior Assistant Chief Accountant, at 2-551-3486 if you have questions regarding comments on the financial statements and related matters.With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Spencer G. Feldman, Esq.